FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June  21, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 20, 2006	NEWS RELEASE 06-10	MAE - TSE MNG-AMEX

Miramar Reports Further Progress in Outlining Pit Possibility at Madrid
–Significant drill results at Madrid with intercepts of 3.2g/t Au over 164m and 9.1 g/t Au over 38.3m

VANCOUVER — Miramar Mining Corporation today announced more significant results from the 2006 drilling program at its Hope Bay Project in Nunavut. The program is focussed on the Madrid district, where drills were testing for newly defined mineralization that would enhance the possibility of a large pit concept at Madrid. The latest shallow Suluk infill drilling as well as drilling along the southern extension of Suluk has exceeded expectations.

Miramar embarked on the 2006 exploration campaign at Hope Bay with the objective of defining a second phase of production on the belt following the proposed Doris North Project which is now in the permitting process. The second phase options include two scenarios: a) a 350,000 ounce per year open pit/underground operation; and b) a large pit concept.

Based on previous modeling of the deposits, preliminary open pit designs in the Madrid area (which includes the Naartok, Rand and Suluk deposits) illustrated the potential for two or more small shallow pits to exploit the Madrid resource. Modelling completed at the end of 2005 indicated the potential for much larger scale open pit operations. Therefore, in an effort to maximize the economics of any potential open pit, 2006 drilling was planned and is ongoing with the objective of determining the continuity of mineralization between these deposits (the gaps), as well as indicating the previously identified mineralization extends to depth. This will determine the optimal through put for any contemplated mill.

The winter program focused on completing drilling off the lake which primarily tested the Suluk targets. Drilling to date has returned significant results which infilled and expanded the previously modeled mineralization at Suluk. Some of the more significant results include 06PMD428 which returned 28.0 m grading 11.28 g/t gold and 06PMD427 intersected a broad mineralized interval of 3.2 g/t Au over 164m including two intervals of 51.2 m grading 3.3 g/t gold and 52.5m grading over 4.6 g/t gold. Extending mineralization to depth at Suluk and finding mineralization in the gaps at Madrid could possibly support a deeper wider pit, which could increase tonnage and potentially lower costs enhancing the economics of any contemplated large pit concept.

“This year’s primary focus is now to determine the size of the possible second phase of production at Hope Bay,” said Tony Walsh, Miramar’s President and CEO. “With the work done and the results received to date, it is evident that at Madrid, the work needs to now focus on size. With a view to determining the optimal mining and milling capacity, drilling will be completed in the 2006 program to determine tonnage potential. Miramar intends to complete studies by the end of 2006 to outline various capacities of potential production anchored at Madrid from which to choose the best option”.

2006 Madrid Program
The goals of the campaign are to:

•	seek to expand existing resources to enhance project economics
•	upgrade resources by infill drilling
•	aggressively seek to extend the Madrid system
•	complete initial drilling to determine the potential size of a Large Pit Scenario

A program of ice based infill and expansion drilling around the key Madrid zones has been underway since mid-March to meet these objectives. A total of 26,500 metres in 83 holes has been completed to date with results available a further 22 holes. The first 32 Madrid holes were reported on Miramar news release dated May 25, 2006, which can be found on the company website at www.miramarmining.com. Results for the new holes are presented below.

Suluk and South Suluk
A project of infill drilling the upper 250m of the Suluk resource targeting the upper 100 meters and strike extensions to the north and south has been completed. Drilling has successfully identified the Suluk mineralization extends northwards towards the Rand and Naartok deposits indicating continuity of the mineralizing system between the resource areas. Additionally drilling has also extended the Suluk mineralization southwards with all holes returning results equivalent to or better than grades and thicknesses expected based on data from surrounding holes. Examples include 06PMD428 in the shallow northern portion of the deposit returning 9.1g/t Au over 38.3m and 06PMD427 at the south end of the resource area intersected a broad mineralized interval of 3.2 g/t Au over 164.2m including two intervals of 3.3 g/t Au over 51.2 m and 6.0 g/t Au over 52.5m.

Suluk & South Suluk highlights

HoleID	Area	From (m)	To (m)	Length (m)	Au (g/t)
PMD418	Suluk	20.7	25.2	4.5	8.7
	and	168.5	169.0	0.5	371.0
PMD420	Suluk	72.0	87.1	15.1	6.1
PMD421	Suluk	61.7	68.6	6.9	16.0
PMD427	Suluk	138.2	302.5	164.2	3.2
	including	158.5	210.6	52.1	3.3
	including	250.0	302.6	52.5	6.0
PMD428	Suluk	50.5	88.8	38.3	9.1
	including	50.5	71.1	20.6	12.8
PMD429	Suluk	250.9	264.5	13.6	4.7
PSD 115	South of Suluk	107.8	110.2	2.4	15.4
PSD117	South of Suluk	129.4	129.7	0.3	196.5

Rand Gap Areas
Drilling at Rand infilled between wide spaced holes targeting higher grade zones, and extended mineralization on strike and down dip into gap areas between Naartok, Rand and Suluk. This drilling has demonstrated that the mineralizing system with low to moderate values has continuity between our resource areas and in the process has also intersected shallow zones of significant grades and thicknesses.

Some significant results to date include 06PMD430 returning 2.9 g/t gold over 14.0m and 06PMD426 returning 3.6 g/t Au over 12.6m.

Rand Gap Highlights:

HoleID	Area	From (m)	To (m)	Length (m)	Au (g/t)
PMD419	Rand Suluk Gap	368.9	379.5	10.6	5.5
	Including	370.9	376.5	5.6	9.1
PMD 426	Rand Suluk Gap	207.9	220.5	12.6	3.6

Naartok Expansion and Infill
Drilling at Madrid has shifted to the Naartok-Rand gap and Naartok East deposits. Initial drill targets are larger stepout holes utilizing two to three core drills. The Naartok drilling will expand to five to seven drills in mid July. Results from this drilling are pending.

2006 Boston

The Boston B4 evaluation is ongoing with four holes completed to date. The B4 zone is a sparsely drilled vein system which is parallel to the main B2 and B3 zones that comprise the bulk of the Boston resource. This project is targeting higher grade intercepts from previous drilling is areas with greater than 200 metre drill spacing. Results from these initial holes are pending.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel:  (604) 985-2572    Fax: (604) 980-0731    Toll Free:  1-800-663-8780   Email:  info@miramarmining.com

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

06PMD417	Suluk	331.3	331.9	0.6	90.6
And		426.3	427.8	1.5	2.1
And		433.4	439.4	6.0	5.3
Including		434.9	436.4	1.5	12.3
And		453.0	461.1	8.1	2.6
Including		457.9	459.4	1.5	6.5
And		472.6	473.7	0.9	2.9
And		476.9	480.9	4.0	4.2
Including		476.9	478.5	1.6	6.2
And		520.2	521.2	1.0	4.2
And		526.2	527.1	0.9	4.8
And		561.5	563.1	1.6	3.3
Including		562.4	563.1	0.7	5.3

06PMD418	Suluk	20.1	32.0	11.9	5.4
Including		20.7	25.2	4.5	8.7
Including		29.7	31.0	1.3	8.5
And		35.7	42.8	7.1	4.8
Including		37.0	38.2	1.2	12.3
And		60.0	63.5	3.5	3.1
And		86.7	97.0	10.3	2.8
Including		86.7	90.0	3.3	5.8
And		165.8	170.5	4.7	42.1
Including		168.5	169.0	0.5	371.0

06PMD419	Rand Suluk Gap	46.0	47.5	1.5	3.1
And		368.9	379.5	10.6	5.5
Including		370.9	376.5	5.6	9.1

06PMD420	Suluk	25.0	27.1	2.1	2.5
And		57.0	66.0	9.0	2.5
Including		60.5	61.7	1.2	8.8
And		72.0	87.1	15.1	6.1
Including		72.0	75.2	3.2	20.8
Including		86.1	87.1	1.0	5.6

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

420 And		123.0	128.8	5.8	2.4
Including		128.0	128.8	0.8	6.8

06PMD421	Suluk	40.3	51.6	11.3	1.8
And		61.7	68.6	6.9	16.0
Including		63.2	67.1	3.9	26.3
And		71.6	76.1	4.5	5.7
Including		73.9	74.6	0.7	22.7
And		79.1	82.1	3.0	2.6
And		104.5	107.1	2.6	2.7
Including		104.5	105.3	0.8	6.6

06PMD422	Suluk	321.0	326.8	5.8	2.4
Including And		322.0	322.3	0.3	5.3
			Further	Assays	Pending

06PMD423	Suluk	78.3	79.0	0.7	2.9

06PMD424	n/a			Abandoned

06PMD425	Suluk Rand Gap	333.8	335.3	1.5	2.0

06PMD426	Suluk Rand Gap	166.7	168.6	1.9	2.2
Including		166.7	167.1	0.4	7.9
And		207.9	220.5	12.6	3.6
Including		209.4	210.6	1.2	5.9
Including		215.1	218.1	3.0	7.7

06PMD427	Suluk	138.2	302.5	164.2	3.2
Including		138.2	139.3	1.1	4.5
Including		148.0	149.8	1.8	7.0
Including		158.5	210.6	52.1	3.3
Including		161.5	164.0	2.5	8.0
Including		170.0	175.8	5.8	7.3
Including		180.3	182.7	2.4	5.7

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

427 cont
Including		187.8	189.3	1.5	5.1
Including		250.0	302.5	52.5	6.0
Including		250.7	252.2	1.5	5.7
Including		255.2	260.7	5.5	5.4
Including		272.6	279.8	7.2	7.6
Including		282.8	290.9	8.1	17.4
Including		297.4	302.5	5.1	4.0
Including		298.7	299.5	0.8	14.6

06PMD428	Suluk	50.5	88.8	38.3	9.1
Including		50.5	71.1	20.6	12.8
Including		73.5	77.2	3.7	13.5
Including		73.5	75.0	1.5	29.2
Including		85.1	88.8	3.7	8.5
Including		85.1	88.0	2.9	10.1
And		102.0	106.5	4.5	6.4
Including		102.0	103.9	1.9	12.2
And		166.7	168.2	1.5	4.2
And		299.0	300.0	1.0	3.9

06PMD429	Suluk	98.0	99.5	1.5	53.1
And		218.2	228.7	10.5	2.1
Including		221.2	225.7	4.5	3.8
And		234.7	237.4	2.8	6.2
And		250.9	264.5	13.6	4.7
Including		253.0	260.3	7.3	7.7
And		297.2	298.7	1.5	6.6
And		334.3	337.3	3.0	2.6
And		346.9	348.0	1.1	3.0

06PSD115A	South Suluk	107.8	110.2	2.4	15.4
Including		107.8	109.3	1.5	23.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

115A cont
And		143.8	144.9	1.1	4.1
And		382.6	383.7	1.1	2.3
And		393.3	398.2	4.9	2.7
Including		395.8	397.3	1.5	5.7

06PSD116	South Suluk	88.4	92.9	4.5	2.9

06PSD117	South Suluk	40.5	43.4	2.9	2.0
Including		40.5	41.0	0.5	7.0
And		47.8	48.2	0.4	3.4
And		129.4	129.7	0.3	196.5
And		143.5	147.0	3.5	2.3
Including		146.0	147.0	1.0	5.9

06PSD119	South Fence	No	Significant	Assays

06PSD120	South Fence	230.6	233.0	2.4	5.5
Including		230.6	232.0	1.4	8.3
And		255.5	257.0	1.5	3.9

06PSD121	South fence	00.0	00.0	00.0	00.0

06PSD122	South Fence	No	Significant	Assays

06PSD123	South Suluk	380.0	380.9	0.9	13.1

		449.0	449.3	0.3	4.3
And		452.5	458.2	5.7	1.5
And		452.5	452.9	0.4	8.1

06PSD124	South Suluk	No	Significant	Assays

06PSD125		197.0	199.4	2.4	2.3

Naartok
Rand North
Rand South
Suluk
South of Suluk
Drill Hole Location Map
2006 Drill Hole Current Release
2006 Drill Hole Previously Released
2006 Drill Hole In Progress
0
400 m

North Rand
Surface Plan
Suluk-Rand Area
A'
South Rand
Medium Pits
Large Pit
A

SE
A
NW
A'
Suluk
Suluk Rand Gap
Rand
0 m
-100 m
-200 m
-300 m
-400 m
Medium Pits
Large Pit
Generalized Longitudinal
Section Suluk-Rand Area
2006 Pierce point
Current Release
Previously Released
2006 In Progress
Pre2006 Pierce point